                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INNOVATIVE VALVE TECHNOLOGIES, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    45767J106
           ----------------------------------------------------------
                                 (CUSIP Number)

                          COLIN SOULE, GENERAL COUNSEL
                              PHILIP SERVICES CORP.
                              100 KING STREET WEST
                               P.O. BOX 2440, LCD1
                        HAMILTON, ONTARIO CANADA L8N 4J6
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 18, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                           ---------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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     CUSIP NO. 45767J106               13D                     Page 2 of 4 Pages

________________________________________________________________________________
(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

       Philip Services Corp.
________________________________________________________________________________
(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [ ]

       N/A                                                               (b) [ ]
________________________________________________________________________________
(3)    SEC Use Only

________________________________________________________________________________
(4)    Source of Funds (See Instructions)

       N/A
________________________________________________________________________________
(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e).                                                         [ ]

       N/A
________________________________________________________________________________
(6)    Citizenship or Place of Organization

       Province of Ontario
________________________________________________________________________________
                                               (7)  Sole Voting Power

                   Number of                        2,340,716
             Shares Beneficially               _________________________________
                    Owned                      (8)  Shared Voting Power
                   by Each
                  Reporting                         0
                 Person With                   _________________________________
                                               (9)  Sole Dispositive Power

                                                    2,340,716
                                               _________________________________
                                               (10) Shared Dispositive Power

                                                    0
________________________________________________________________________________
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

       2,340,716
________________________________________________________________________________
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

       N/A
_______________________________________________________________________________
(13)   Percent of Class Represented by Amount in Row (11)

       24.2
________________________________________________________________________________
(14)   Type of Reporting Person (See Instructions)

       CO
________________________________________________________________________________


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ITEM 1. SECURITY AND ISSUER

     The Schedule 13D filed with the Securities and Exchange Commission on November 11, 1997 by Philip Services Corp. ("Philip"), relating to the shares of common stock, par value $0.001 per share ("Common Stock") of Innovative Valve Technologies, Inc. (the "Company"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not defined herein shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

     Philip intends to tender all of its beneficially held Common Stock pursuant to the proposed cash tender offer (the "Offer"), dated November 22, 1999, of Forrest Acquisition Sub, Inc (the "Purchaser"), a wholly owned subsidiary of Flowserve Corporation (the "Parent"), in accordance with the terms of the agreement and plan of merger (the "Merger Agreement"), dated November 18, 1999, made among the Purchaser, the Parent and the Company, which provides, among other things, for the acquisition of the Company by the Purchaser by means of the Offer for all outstanding shares of Common Stock, including the associated preferred share purchase rights, and for the subsequent merger of the Purchaser with and into the Company (the "Merger").

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On November 18, 1999, Philip Environmental Services, Inc. ("Philip Environmental") and Philip Industrial Services Group, Inc. ("Philip Industrial Services"), wholly owned subsidiaries of Philip, each entered into stockholder agreements (the "Stockholder Agreements") with the Purchaser wherein Philip Environmental and Philip Industrial Services agreed to tender, pursuant to the Offer, their 154,958 shares and 2,185,758 shares of Common Stock, respectively, to the Purchaser in accordance with the Stockholder Agreements. Philip, Philip Environmental and Philip Industrial Services have filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

     The Stockholder Agreements oblige each of Philip Environmental and Philip Industrial Services to tender their Common Stock to the Purchaser pursuant to the terms of the Offer, subject to the approval of the Bankruptcy Court. The Purchaser will take up and pay for the Common Stock held by Philip Environmental and Philip Industrial Services for an aggregate price equal to $3,791,959.92. Philip Environmental and Philip Industrial Services have also agreed to vote all of their Common Stock in favor of the Merger and against any proposal relating to an Acquisition Proposal (as such term is defined in the Merger Agreement) and have granted irrevocable proxies to the Purchaser to so vote their Common Stock.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1. - Stockholder agreement, dated as of November 18, 1999, among the Purchaser and Philip Environmental; and
        Exhibit 2. - Stockholder agreement, dated as of November 18, 1999, among the Purchaser and Philip Industrial Services.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 1999


                                                  PHILIP SERVICES CORP.


                                                  /s/ Colin Soule
                                                  ---------------------------
                                                      Colin Soule
                                                      Secretary




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